As Filed with the Securities and Exchange Commission on May 28, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934



                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 318-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 7, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  2  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Veqtor Finance Company, L.L.C.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       897,429
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   897,429
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      897,429
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.54%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  3  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Zell General Partnership, Inc.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Illinois
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       922,429
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   922,429
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      922,429
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      17.00%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  4  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Sam Investment Trust

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Illinois
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       922,429
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   922,429
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      922,429
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      17.00%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  5  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Chai Trust Company, L.L.C.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Illinois
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       922,429
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   922,429
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      922,429
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      17.00%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  6  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SZ Investments, L.L.C.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       25,000
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   25,000
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      25,000
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.46%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  7  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Samstock, L.L.C.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, WC
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       25,000
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   25,000
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      25,000
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.46%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  8  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CMH Investment Partnership LP

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       610,044
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   610,044
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      610,044
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.24%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  9  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Craig M. Hatkoff

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       667,797
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   667,797
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      667,797
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      12.31%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  10 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      JRK Investment Partnership LP

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       600,044
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   600,044
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      600,044
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      11.06%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  11 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      John R. Klopp

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       774,674
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   774,674
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      774,674
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.28%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  12 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

        This Amendment No. 8 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 8 to Schedule 13D amends and supplements:

               o the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the "SEC") on July 25, 1997, as amended by

               o Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by

               o Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by

               o Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by

               o Amendment No. 4, as filed with the SEC on September 30, 1999, as amended by

               o Amendment No. 5, as filed with the SEC on February 2, 2000, as amended by

               o Amendment No. 6, as filed with the SEC on May 23, 2000, as amended by

               o Amendment No. 7, as filed with the SEC on November 2, 2001 (together with the original Schedule as previously amended, the "Schedule 13D").

           The Reporting Persons are:

               (i) Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC");

               (ii) Samstock, L.L.C., a Delaware limited liability company ("Samstock");

               (iii) SZ Investments, L.L.C., a Delaware limited liability company and the sole member of Samstock ("SZI");

               (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI and the sole managing member of VFC ("Zell GP");

               (v) the Sam Investment Trust, a trust formed under Illinois law and the sole stockholder of Zell GP ("Sam Trust");

               (vi) Chai Trust Company, L.L.C., an Illinois limited liability company and the trustee of Sam Trust ("Chai")

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  13 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

               (vii) CMH Investment Partnership LP, a Delaware limited partnership ("Hatkoff LP")

               (viii) Mr. Craig M. Hatkoff, a citizen of the United States and the general partner of Hatkoff LP ("Hatkoff");

               (ix) JRK Investment Partnership LP, a Delaware limited partnership ("Klopp LP"); and

               (x) Mr. John R. Klopp, a citizen of the United States and the general partner of Klopp LP ("Klopp" and, collectively with VFC, Samstock, SZI, Zell GP, Sam Trust, Chai, Hatkoff LP, Hatkoff and Klopp LP, the "Reporting Persons").

        The original schedule reported beneficial ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust. As reported in Amendment No. 3 to schedule 13D, Capital Trust reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share was converted into one share of class A common stock, par value $0.01 per share, of Capital Trust, Inc. This statement therefore relates to the shares of class A common stock, par value $0.01 per share ("Class A Common Stock"), of Capital Trust, Inc. (hereinafter the "Issuer"), whose principal office is located at 410 Park Avenue, 14th Floor, New York, New York 10022. All information in this Amendment No. 8 to Schedule 13D has been adjusted to give effect to the Issuer's one (1) for three (3) reverse stock split which became effective April 2, 2003. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

        Item 5 is amended as follows:

        (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment No. 8 to the Schedule 13D is based upon 5,425,678 shares of Class A Common Stock issued and outstanding as of May 13, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2003. The Reporting Persons as a group beneficially own 2,364,900 shares of Class A Common Stock, including (i) 2,171,480 outstanding shares of Class A Common Stock; and (ii) 193,420 shares of stock issuable upon exercise or conversion of outstanding stock options and stock units. The foregoing shares represent approximately 43.59% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3(d)(1)).

        VFC holds of record and thereby directly beneficially owns and has the sole direct power to vote and dispose of 897,429 outstanding shares of Class A Common Stock (the "VFC Reported Shares"). Chai, Sam Trust and Zell GP each have the sole indirect power to vote and dispose of the VFC Reported Shares. Samstock directly beneficially owns and has the sole direct power to vote and dispose of 25,000 shares of Class A Common Stock ("Samstock Reported

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  14 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

Shares"). Chai, Sam Trust, Zell GP and SZI each have the sole indirect power to vote and dispose of the Samstock Reported Shares. Hatkoff LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 610,044 outstanding shares of Class A Common Stock (the "Hatkoff LP Reported Shares"). Hatkoff has the sole indirect power to vote or dispose of the Hatkoff LP Reported Shares. Hatkoff beneficially owns and has the sole power to vote and dispose of 6,000 outstanding shares of Class A Common Stock. Hatkoff beneficially owns and will have the sole power to vote and dispose of 51,753 shares of Class A Common Stock issuable upon the exercise of options to purchase and stock units to obtain shares of Class A Common Stock that are, or become within 60 days, vested and exercisable. Klopp LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 600,044 outstanding shares of Class A Common Stock (the "Klopp LP Reported Shares"). Klopp has the sole indirect power to vote or dispose of the Klopp LP Reported Shares. Klopp beneficially owns and has the sole power to vote and dispose of 23,086 outstanding shares of Class A Common Stock. Klopp holds of record and thereby directly beneficially owns and has the sole power to vote 9,876 outstanding shares of Class A Common Stock subject to a restricted stock grant. Klopp beneficially owns and will have the sole power to vote and dispose of 141,668 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable.

        (c) Pursuant to a privately negotiated over-the-counter transaction which closed on February 7, 2003, VFC, Klopp LP and Hatkoff LP each sold 166,666 shares of Class A Common Stock at a price of $14.25 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

        Item 6 is amended by adding the following:

        Pursuant to a written waiver, dated as of February 7, 2003, General REMI II agreed to grant Klopp, Klopp LP and Veqtor a permanent waiver of the lock-up provisions of the stockholder voting and lock-up agreement to which they were a party with General REMI II (the "Waivers"). A copy of the Waivers are attached hereto as Exhibits 1 and 2 and are incorporated herein by reference.

        On February 1, 2002, pursuant to the Issuer's incentive stock plan, Klopp was granted a stock option to purchase 83,333 shares of Class A Common Stock which vests and becomes exercisable in equal one third increments on the first, second and third anniversaries of the grant date. On March 31, 2002, June 30, 2002, September 30, 2002, December 31, 2002, March 31, 2003 and April 15,
2003, pursuant to the Issuer's incentive stock plan, Hatkoff was granted stock units which are immediately vested and convertible into 461, 506, 517, 541, 470 and 85 shares of Class A Common Stock, respectively.

        To the best of knowledge of the Reporting Persons, except as described in this Amendment No. 8, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the period which commenced sixty days prior to the date of the event

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  15 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

which triggered the filing of this Amendment No. 8 to Schedule 13D and ends on the date of filing of this Amendment No. 8 to Schedule 13D.

Item 7.    Materials to be Filed as Exhibits.


        ----------------------- ------------------------------------------------
        Exhibit No.             Description
        ----------------------- ------------------------------------------------
        1.                      Waiver Letter, dated as of February 7, 2003, by
                                Travelers General Real Estate Mezzanine
                                Investments II, LLC, as agreed and acknowledged
                                by John R. Klopp and JRK Investment Partnership
                                LP.
        ----------------------- ------------------------------------------------
        2.                      Waiver Letter, dated as of February 7, 2003, by
                                Travelers General Real Estate Mezzanine
                                Investments II, LLC, as agreed and acknowledged
                                by Veqtor Finance Company, L.L.C.
        ----------------------- ------------------------------------------------


                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


                                            Veqtor Finance Company, L.L.C.
                                            By:  Zell General Partnership, Inc.,
                                                 its managing member


                                                 By:/s/ Donald J. Liebentritt
                                                    -------------------------
                                                     Name: Donald J. Liebentritt
                                                     Title: Vice President

                                            Samstock, L.L.C.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: Vice President

                                            SZ Investments, L.L.C.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: Vice President

                                            Zell General Partnership, Inc.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: Vice President

                                            Sam Investment Trust
                                            By:  Chai Trust Company, L.L.C.,
                                                 as Trustee


                                                 By:/s/ Donald J. Liebentritt
                                                    -------------------------
                                                    Name: Donald J. Liebentritt
                                                    Title: President

                                            Chai Trust Company, L.L.C.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: President

                                            CMH Investment Partnership LP
                                            By:  Craig M. Hatkoff, its general
                                                 partner

                                                 /s/ Craig M. Hatkoff
                                                 --------------------
                                                 Name: Craig M. Hatkoff
                                                 Title: General Partner

                                            CRAIG M. HATKOFF

                                            /s/ Craig M. Hatkoff
                                            ---------------------


                                            JRK Investment Partnership LP
                                            By:  John R. Klopp, its general
                                                 partner

                                                 /s/ John R. Klopp
                                                 --------------------
                                                 Name: John R. Klopp
                                                 Title: General Partner

                                            JOHN R. KLOPP

                                            /s/ John R. Klopp
                                            ---------------------

                                                                    Exhibit No.1

                                     WAIVER

Mr. John R. Klopp
#3 Nash Island
Darien, CT 06820


JRK Investment Partnership LP
c/o Mr. John R. Klopp
#3 Nash Island
Darien, CT 06820
Attn: John R. Klopp

Dear Mr. Klopp:

           This letter serves to confirm the agreement of Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II") with you regarding that certain stockholder voting and lock-up agreement, dated as of March 8, 2000, by and among you, General REMI II, and the other holders of capital stock of Capital Trust, Inc., a Maryland corporation ("CT"), signatory thereto (the "Lock-Up Agreement").

           You have informed General REMI II that you wish to be released from your obligations under Section 4 of the Lock-Up Agreement which operates to restrict your ability to transfer CT capital stock owned by you.

           This will confirm that General REMI II hereby waives it rights under and releases and forever discharges you from all obligations and liabilities, existing and/or arising, directly or indirectly, out of, Section 4 of the Lock-Up Agreement.

           Except as expressly waived hereby, each and every term, covenant and condition of the Lock-Up Agreement shall continue in full force and effect.

           This waiver shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

           General REMI II has duly executed this waiver as of February 7, 2003.

                               Travelers General Real Estate Mezzanine
                               Investments II, LLC

                               By: /s/ Michael D. Watson
                                   ------------------------
                               Name:   Michael D. Watson
                               Title:  Vice President

Agreed and Acknowledged

/s/ John R. Klopp
------------------------
John R. Klopp



JRK Investment Partnership LP

By: /s/ John R. Klopp
    --------------------
Name:   John R. Klopp
Title:  General Partner

                                                                   Exhibit No. 2


                                     WAIVER

Veqtor Finance Company, L.L.C.
c/o Equity Group Investments, L.L.C.
Two North Riverside Plaza
Chicago, IL 60606
Attn: Donald J. Liebentritt

Dear Mr. Liebentritt:

           This letter serves to confirm the agreement of Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II") with Veqtor Finance Company, L.L.C. ("VFC") regarding that certain stockholder voting and lock-up agreement, dated as of March 8, 2000, by and among VFC, General REMI II, and the other holders of capital stock of Capital Trust, Inc., a Maryland corporation ("CT"), signatory thereto (the "Lock-Up Agreement").

           VFC has informed General REMI II that VFC wishes to be released from its obligations under Section 4 of the Lock-Up Agreement which operates to restrict VFC's ability to transfer CT capital stock owned by VFC.

           This will confirm that General REMI II hereby waives it rights under and releases and forever discharges VFC from all obligations and liabilities, existing and/or arising, directly or indirectly, out of, Section 4 of the Lock-Up Agreement.

           Except as expressly waived hereby, each and every term, covenant and condition of the Lock-Up Agreement shall continue in full force and effect.

           This waiver shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the provisions, policies or principles thereof relating to choice or conflict of laws.

           General REMI II has duly executed this waiver as of February 7, 2003.

                               Travelers General Real Estate Mezzanine
                               Investments II, LLC

                               By: /s/ Michael D. Watson
                                   ------------------------
                               Name:   Michael D. Watson
                               Title:  Vice President

Agreed and Acknowledged

VEQTOR FINANCE COMPANY, L.L.C.

By: Zell General Partnership, Inc.,
      its managing member

      By:     /s/ Donald J. Liebentritt
          ------------------------------
          Name:  Donald J. Liebentritt
          Title: Vice President